Act: 1934
Section:
Rule: 12b-2
Public
Availability: 10/31/2006

06062217

October 31, 2006

DC

No Act
P.E. 10-2-06

NOV 10 2006

PROCESSED
NOV 27 2006
THOMSON
FINANCIAL

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Hecla Mining Company
Incoming letter dated October 2, 2006

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings defined in your letter.

- The reporting history of the Company under the Exchange Act may be taken into account to determine whether Holdings is eligible to use Form S-3 or Form S-8 under the Securities Act, and to determine whether Holdings may furnish information in a Form S-4 under the Securities Act in the manner permitted for a company that is eligible to use Form S-3, as contemplated by General Instruction B.1.a of Form S-4;

- Without necessarily agreeing with your analysis, the Division will not object if Holdings, as successor to the Company, does not file new registration statements under the Securities Act for ongoing offerings of securities covered by the Company's currently effective registration statements on Forms S-3 and S-4 and currently effective registration statements on Form S-8 relating to the Compensation Plans. Instead, Holdings may adopt the Company's registration statements pursuant to Rule 414 under the Securities Act by filing post-effective amendments to those registration statements;

- The Company's Exchange Act reporting history may be taken into account when determining Holdings' compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act;

- Persons who receive Holdings Common Stock and Series B preferred stock in exchange for Company Common Stock and Company Preferred B may take into account the periods during which they held the Company Common Stock and the Company Preferred B for the purpose of calculating their holding periods for Holdings' Common Stock and Series B preferred stock pursuant to Rule 144(d) under the Securities Act;

- The Reorganization will be a "succession" for purposes of Rule 12g-3(a) under the Exchange Act and Holdings will be an "accelerated filer" for purposes of Rule 12b-2 under the Exchange Act;

- Persons who have filed statements on Schedule 13D or 13G under the Exchange Act reporting beneficial ownership of Company Common Stock will not be required to file additional or amended statements on Schedule 13D or 13G as a result of the

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Merger, provided that they note in their next subsequent filings on Schedule 13D or 13G that Holdings is the successor to the Company.

These positions are based on the representations made to the Division in your letter. Any different facts or conditions might require different conclusions.

Sincerely,

Carmen Moncada-Terry

Carmen Moncada-Terry
Attorney-Advisor

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2006

Mail Stop 3010

David C. Sienko
Bell, Boyd & Lloyd LLC
70 West Madison Street, Suite 3100
Chicago, Illinois 60602-4207

RE: Hecla Mining Company.

Dear Mr. Sienko:

In regard to your letter of October 2, 2006, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

BELL, BOYD & LLOYD LLC

70 West Madison Street, Suite 3100 • Chicago, Illinois 60602-4207
312.372.1121 • Fax 312.827.8000

DAVID C. SIENKO
312.807.4382
dsienko@bellboyd.com
Direct Fax: 312.827.8031

Securities Act of 1933
Rules 144 and 414
Forms S-3, S-4, and S-8
Securities Exchange Act of 1934
Section 12(b)
Rules 12b-2 and 12g-3
Schedules 13D and 13G

October 2, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Hecla Mining Company – Delaware Holding Company Reorganization

Ladies and Gentlemen:

We are acting as counsel for Hecla Mining Company, a Delaware corporation (the "Company"), in connection with a proposed plan for reorganizing the corporate structure of the Company (the "Reorganization"). This letter replaces our letter of August 23, 2006 to the Division of Corporation Finance (the "Division"). The Reorganization will result in the adoption of a holding company organizational structure by the Company. To effect such Reorganization, the Company will form Hecla Holdings Inc., a direct, wholly-owned Delaware subsidiary ("Holdings") and, in turn will cause Holdings to form Hecla Merger Sub Inc., a Delaware corporation ("Merger Sub") and a direct, wholly-owned subsidiary of Holdings. The holding company organization structure will be implemented pursuant to Section 251(g) of the General Corporation Law of the State of Delaware ("DGCL") by the merger (the "Merger") of Merger Sub with and into the Company so that the Company will become a direct, wholly-owned subsidiary of Holdings. For a full discussion of the Reorganization and Merger, see "The Proposed Reorganization" below.

On behalf of the Company, we respectfully request an interpretive opinion or no-action letter from the Division with respect to certain issues raised by the Merger under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations promulgated thereunder.

Background Information Regarding the Company

The Company is a precious metals company originally incorporated in 1891. The Company is engaged in the exploration and development of mineral properties and the mining and processing of silver, gold, lead and zinc. The Company has operations in the United States and Venezuela and exploration projects in the United States, Venezuela and Mexico. The Company is headquartered in Coeur d'Alene, Idaho.

The authorized capital stock of the Company consists of (as of September 29, 2006): (a) 400,000,000 shares of common stock, par value $0.25 per share ("Common Stock"), of which 119,556,457 shares are issued and outstanding; and (b) 5,000,000 shares of preferred stock, par value $0.25 per share, of which 157,816 shares are outstanding. The preferred stock of the Company is designated into two series, the Series A Junior Participating Preferred Stock ("Preferred A") originally created for a now-expired shareholder rights plan ("poison pill") to purchase shares of Preferred A upon the occurrence of events specified in the rights plan, and Series B Cumulative Convertible Preferred Stock ("Preferred B", and together with Preferred A, "Preferred Stock"). There are no shares of Preferred A outstanding; all of the outstanding preferred stock of the Company is Preferred B. As of September 29, 2006, there were approximately 6,885 holders of record of the Company Common Stock.

The common stock of the Company has been listed on the New York Stock Exchange ("NYSE") under the symbol "HL" since 1964. The Preferred B has been listed on the NYSE under the symbol "HLPRB" since 1993. The Company is current in its Exchange Act reporting requirements.

The Company currently has effective registrations statements on Forms S-3 (File No. 333-126362), S-4 (File No. 333-130682) and S-8 (File Nos. 333-96995, 333-60095, 333-60099) (the "Registration Statements").[1] The company currently maintains the following compensation plans which involve the issuance of Common Stock and options to purchase shares of Common Stock: the 1995 Stock Incentive Plan, the Key Employee Deferred Compensation Plan, and the Stock Plan for Nonemployee Directors (collectively, the "Compensation Plans"). The Company maintains effective registration statements on Form S-8 with respect to each of the Compensation Plans.

The Proposed Reorganization

The Company proposes to reorganize its operations into a holding company structure whereby the Company will become a direct, wholly-owned subsidiary of Holdings. To effect the Reorganization, the Company will cause Holdings to be incorporated as a direct, wholly-owned subsidiary of the Company and, in turn will cause Holdings to form Merger Sub as a direct, wholly-owned subsidiary of Holdings. The Reorganization will be accomplished by merging the Merger Sub with and into the Company pursuant to Section 251(g) of the DGCL. The Company

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[1] The registration statements on Forms S-3 and S-4 relate to a universal shelf offering and an acquisition shelf offering, respectively. No securities have been issued, and there are no securities outstanding under either of such registration statements.

would be the surviving company after the Merger and the separate corporate existence of Merger Sub would cease. As a result of the Merger and by operation of the DGCL:

- the Company would be a direct, wholly-owned subsidiary of Holdings;

- each issued and outstanding share of Common Stock and Preferred Stock of the Company would be converted into and exchanged for a share of the respective stock of Holdings on a share-for-share basis, having the same designations, rights, powers and preferences, and qualifications, limitations and restrictions as the share of the Company Common Stock or Preferred Stock being converted;

- each share of common stock of Merger Sub issued and outstanding immediately prior to the Merger would be converted into a share of common stock, par value $0.25 per share, of the surviving company of the Merger (i.e. the Company); and

- the shares of Holdings existing prior to the Merger would be cancelled.

Prior to the Reorganization, both Holdings and Merger Sub would have a nominal amount of stock outstanding and would have no business or assets. The Preferred A of the Company will remain authorized with no shares issued or outstanding, and will convert along with the Common Stock and Preferred B into authorized capital stock of Holdings.[2]

The Reorganization would be effected by action of the board of directors of the Company, without the vote of the stockholders of the Company. Section 251(g) does not require a vote of stockholders in order to effect the Merger, nor does it provide dissenters' rights to stockholders. The reorganization is anticipated to be tax-free to the stockholders of the Company.

Prior to the Reorganization, the Company and Holdings will have the same board of directors and identical Certificates of Incorporation and Bylaws, with the exception that Holdings will have a different name, registered office and agent, and incorporator than the Company (as expressly permitted under Section 251(g) of the DGCL). Prior to the Reorganization, the Company and Holdings will have the same executive officers. After the Reorganization, Holdings will have a substantially identical Certificate of Incorporation and Bylaws as the Company prior to the Reorganization (with differences expressly permitted under Section 251(g) of the DGCL), and will also have the same directors and officers as the Company prior to the Reorganization.

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2 The Preferred A purchase rights are registered under Section 12(b) of the Exchange Act and, until May 19, 2006, the Preferred A was subject to a purchase right of holders of Common Stock pursuant to the Company's Rights Agreement dated as of May 10, 1996. As stated above, the shareholder rights plan expired on May 19, 2006, and shares of Preferred A were never issued and there are no shares of Preferred A outstanding. The Company intends to remove the Preferred A purchase rights from registration under Section 12(b) of the Exchange Act through a filing on Form 25.

Upon consummation of the Reorganization, Holdings will change its name to Hecla Mining Company and will file a supplemental listing application with the NYSE for the listing of common stock and preferred stock outstanding and will continue to use the same stock certificates, ticker symbols and CUSIP numbers used by the Company prior to the Reorganization, as permitted by the NYSE. In addition, Holdings will assume all of the Company's obligations under the Compensation Plans, and each outstanding option to purchase Company Common Stock and each other right to receive Company Common Stock under the Compensation Plans will convert into an option to purchase or right to receive the same number of shares of Holdings Common Stock, with the same rights and conditions as the corresponding Company option and other rights to receive Company Common Stock under the Compensation Plans prior to the Reorganization.

After the effective date of the Merger, Holdings will timely file a Form 8-K describing the Reorganization, and Holdings will file post-effective amendments to the Registration Statements.

Requests

On behalf of the Company, we respectfully request an interpretive opinion or a no-action letter from the Division concurring in each of the following opinions, each of which are discussed more fully under the heading "Discussion" below:

1. The Company's reporting history prior to the Reorganization may be considered to determine whether Holdings, as the successor registrant, meets the requirements for the use of various forms of registration statements under the Securities Act, including Forms S-3, S-4 and S-8.

2. For purposes of Rule 414 under the Securities Act, the Company's currently effective registration statements on Forms S-3, S-4 and S-8, relating to a universal shelf offering, an acquisition shelf offering, and the Compensation Plans, respectively, may be deemed to be the registration statements of Holdings as "successor issuer" for the purpose of continuing the offerings thereunder and, in that regard, Holdings may continue such offerings by filing post-effective amendments to such registration statements under Rule 414 in lieu of filing new registration statements.

3. For purposes of Securities Act Rule 144, Holdings may include the prior reporting history of the Company in determining whether Holdings has complied with the current public information requirements of Rule 144(c)(1) and the holders of Holdings common stock and Series B preferred stock that constitute "restricted securities" under Rule 144 may include the period they held the Company's Common Stock and Preferred B in determining whether they meet the holding period requirements of Rule 144 as calculated in accordance with Rule 144(d).

4. As a result of the Reorganization, Holdings will be considered a successor issuer of the Company and Holdings' respective common stock and Series B preferred stock will be deemed registered under the Exchange Act by operation of Rule 12g-3.

5. As a result of the Reorganization, Holdings will be considered an accelerated filer for purposes of Rule 12b-2 of the Exchange Act.

6. Persons who have filed statements on Schedules 13D or 13G, as the case may be, reporting ownership interests in the capital stock of the Company will not be required to file any additional or amended statements or forms as a result of the Reorganization, but may note in their subsequent filings that Holdings is the successor issuer to the Company.

The requests set forth above are based on, and consistent with, previous determinations of the Division in respect of similar holding company reorganizations under Section 251(g) of the DGCL. *See, e.g., Matria Healthcare, Inc.*, available February 10, 2005, *Kerr-McGee Corporation*, available July 31, 2001, *Northwest Airlines Corporation*, available December 16, 1998, *World Access, Inc., NACT Telecommunications, Inc.*, available October 28, 1998, *Rouge Steel, Inc.*, available April 22, 1997, *Halliburton Company*, available December 11, 1996, *America West Airlines, Inc.*, available April 25, 1996, *Proler International Corp.*, available February 6, 1996, *INDRESCO, INC.*, available October 31, 1995 and *Toys "R" Us, Inc.* available December 1, 1995. Moreover, such positions are based on, and consistent with, additional previous determinations of the Division in respect of other similar holding company reorganizations effected without stockholder approval. *See, e.g., Bon-Ton Stores, Inc.*, available July 14, 1995, and *Washington Mutual Savings Bank*, available August 22, 1994. Finally, certain of the above positions are based on, and are consistent with, previous determinations of the Division in respect of other holding company reorganizations and mergers effected with stockholder approval. *See, e.g., AOL Time Warner Inc., America Online, Inc., Time Warner Inc.*, available November 15, 2000, *NSTAR*, available July 29, 1999, and *Newmont Mining Corporation, Newmont Gold Company*, available April 27, 2000.

Discussion

Forms S-3, S-4 and S-8

General Instruction I.A.7 to Form S-3 under the Securities Act deems a successor registrant to have met the conditions for eligibility to use Form S-3 set forth in General Instructions I.A.1, 2, 3 and 5 to Form S-3 if (a)(i) its predecessor and it, taken together, meet such conditions, (ii) the succession was primarily for the purpose of forming a holding company, and (iii) the assets and liabilities of the successor at the time of succession were the same as those of the predecessor or (b) if all predecessors met the conditions at the time of succession and the registrant has continued to do so since the succession.

Consistent with General Instruction I.A.7 to Form S-3, the succession of Holdings to the business, assets and liabilities of the Company will be primarily for the purpose of forming a holding company, and the consolidated assets and liabilities of Holdings immediately after the effective time of the Merger will be the same as the consolidated assets and liabilities of the Company immediately prior thereto. Upon consummation of the Reorganization, Holdings will represent the same consolidated financial position and total enterprise value as the Company prior to the Reorganization. Additionally, on a consolidated basis, Holdings will hold the same assets and liabilities and will conduct the same business and operations as the Company held and conducted prior to the consummation of the Reorganization. Immediately following the Merger, the executive management of Holdings will be the same as the executive management of the Company immediately prior to the Merger. In the absence of any economic and substantive consequence, we believe that, following the Reorganization, Holdings should be deemed to be a successor registrant and should be able to include the prior reporting history of the Company in determining whether Holdings "meets the requirements for use of Form S-3," as such phrase is used in the General Instructions to Form S-4 under the Securities Act and "satisfies the registrant requirements for use of S-3" as such phrase is used in the General Instructions to Form S-8. Such a determination would be consistent with *Matria Healthcare, Inc.*, supra, *Time Warner Inc.*, supra, *Northwest Airlines Corporation*, supra, *World Access, Inc.*, supra, *Rouge Steel, Inc.*, supra, *Halliburton Company*, supra, *America West Airlines, Inc.*, supra, *INDRESCO. Inc.*, supra, and *Toys "R" Us, Inc.*, supra.

Based upon the foregoing, we respectfully request that you concur in our opinion that the reporting history of the Company prior to the Reorganization may be included in determining whether the requirements for use of the various forms of registration statements under the Securities Act are satisfied by Holdings as a successor registrant.

Rule 414

Rule 414 under the Securities Act ("Rule 414") provides that if an issuer has been succeeded by another issuer for the purposes of changing its form of organization, the registration statement of the predecessor issuer will be deemed the registration statement of the successor issuer for purpose of continuing the offering, provided that the conditions enumerated in Rule 414 are satisfied. It is our opinion that each of the Company's Compensation Plans on Form S-8 relating to the sale of shares of Company Common Stock underlying awards under the Compensation Plans, the Company's shelf registration statement on Form S-3 relating to various types of securities the Company may issue, and the Company's acquisition shelf registration statement on Form S-4 relating to the common stock and warrants the Company may issue in connection with business combination transactions, should be deemed to be the registration statements of Holdings as the "successor issuer for the purpose of continuing the offering," since the Reorganization will have the effect of changing the Company's "form of organization" and substantially meets all the other conditions enumerated in Rule 414.

Paragraph (a) of Rule 414 requires that immediately prior to the succession, the successor issuer have no assets or liabilities other than nominal assets or liabilities. As explained above, immediately prior to the succession, Holdings will have only a nominal amount of stock outstanding and no business or properties of its own.

Paragraph (b) of Rule 414 requires that the succession be effected by a statutory merger or similar succession in which the successor acquires all assets and assumes all of the liabilities and obligations of the predecessor issuer. In the Reorganization, Holdings will not directly acquire any of the assets or assume any of the liabilities and obligations of the Company other than the Compensation Plans, certain indemnification agreements between the Company and its officers and directors, and the Registration Statements. The assets and liabilities (other than the Compensation Plans, the indemnification agreements between the Company and its officers and directors, and the Registration Statements) will remain with the Company after the Reorganization. Nevertheless, in keeping with the spirit of Rule 414, Holdings will hold an interest in the assets and liabilities of the Company as its sole stockholder. As previously discussed, upon the effectiveness of the Reorganization, the assets, liabilities and stockholders' equity of Holdings, on a consolidated basis, will be the same as those of the Company immediately prior to the Reorganization. We believe that this technicality relating to paragraph (b) is not material and should not affect the applicability of Rule 414. More importantly, as contemplated by Rule 414(d), Holdings will file amendments to the above referenced registration statements adopting such statements as its own registration statements for all purposes of the Securities Act and the Exchange Act and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the succession, or necessary to keep the registration statements from being misleading in any material respect.

Paragraph (c) of Rule 414 requires that the succession be approved by securityholders of the predecessor issuer. Though paragraph (c) anticipates stockholder approval of the Reorganization, under Delaware law, stockholder approval is not required, and therefore stockholder approval will not be sought by the Company.

The Division has taken a no-action position in several reorganizations which did not meet all of the requirements of Rule 414(b) and (c). *See, e.g., Matria Healthcare, Inc.*, supra, *Bon-Ton, INDRESCO. Inc.*, supra, and *Toys "R" Us*, supra. In addition with respect to acquisition shelf registration statements on Form S-4, see *Newmont Mining Corporation*, supra. Accordingly, we respectfully request that you concur with our opinion that, under Rule 414, each of the Company's currently effective registration statements, each as amended by Holdings subsequent to the effective time of the Merger, may be deemed to be the registration statements of Holdings.

Rule 144(c)(1) and (d)

Rule 144 under the Securities Act ("Rule 144") imposes certain conditions on the sale of "restricted" securities and the sale of securities by or for the account of "affiliates" of an issuer. Rule 144(c) requires that the issuer have securities registered pursuant to Section 12 for a period of at least 90 days immediately preceding the sale of such securities, or have securities registered pursuant to the Securities Act and have been subject to the reporting requirements of Sections 13 or 15(d) of the Exchange Act for a period of at least 90 days immediately preceding the sale of such securities.

As Holdings, on a consolidated basis, will hold substantially the same assets and liabilities, and will conduct substantially the same business and operations as the Company held and conducted prior to the consummation of the Reorganization, and as the Company has been subject to, and has complied with, the reporting requirements of Sections 13 or 15(d) of the Exchange Act for more than one year, it is our opinion that, for purposes of Rule 144, the prior reporting history of the Company should be included for purposes of determining whether Holdings has complied with the public information requirements of Rule 144(c)(1). *See, e.g., Matria Healthcare, Inc.*, supra, *Halliburton Company*, supra, *America West Airlines, Inc.*, supra, *INDRESCO, Inc.*, supra, and *Toys "R" US, Inc.*, supra.

Accordingly, we respectfully request that you concur in our opinion that the prior reporting history of the Company may be taken into account in determining whether Holdings has complied with the public information requirements of Rule 144(c)(1).

Rule 144(d) requires that a period of one year elapse between the later of the date of the acquisition of unregistered securities and any resale of such securities in reliance on Rule 144. Additionally, Rule 144(k) requires that a period of two years (calculated in accordance with Rule 144(d)) elapse between the later of the date of the acquisition of unregistered securities and any resale of such securities in reliance on Rule 144(k). As Holdings' common stock and Series B preferred stock will be issued solely in exchange for Company Common Stock and Company Preferred B, respectively, the stockholders will receive securities of the same class and in the same proportions as exchanged. Additionally, Holdings will not have any significant assets other than the Company Common Stock and will have, on a consolidated basis, substantially the same assets and liabilities as the Company had prior to the Reorganization and the rights and interests of the Holdings stockholders will be substantially the same as the rights and interests of the Company's stockholders. We note that in *Matria Healthcare, Inc.*, supra, and *El Paso Natural Gas Company* (available May 21, 1998), the Division granted a request for no-action based on a similar premise.

Accordingly, we respectfully request that you concur in our opinion that the holders of Holdings common stock and Series B preferred stock should be permitted to tack the periods during which they held the Company Common Stock and Company Preferred B for purposes of satisfying the holding period requirements calculated under Rule 144(d).

Rule 12g-3(a)

Rule 12g-3(a) under the Exchange Act provides that where in connection with a succession by merger, consolidation, exchange of securities, acquisition of assets or otherwise, securities of an issuer that are not already registered pursuant to Section 12 of the Exchange Act, such as the Holdings common stock and Series B preferred stock, are issued to the holders of any class of securities of another issuer that is registered pursuant to Section 12 of the Exchange Act, such as the Company Common Stock and the Company Preferred B (each registered under Section 12(b) of the Exchange Act), the classes of securities so issued shall be deemed to be registered under the same paragraph of Section 12 of the Exchange Act. We are of the opinion that the Reorganization constitutes a "succession" for purposes of Rule 12g-3(a) under the Exchange Act and, therefore, that, upon the issuance of the Holdings common stock and Series B preferred stock to the holders of the Company Common Stock and Company Preferred B in exchange therefor, the Holdings common stock and Series B preferred stock will be deemed registered under Section 12(b) of the Exchange Act.

Although the definition of "succession" in Rule 12b-2 under the Exchange Act specifically contemplates the "direct acquisition of the assets comprising a going business, whether by merger, consolidation, purchase, or other direct transfer," and does not explicitly contemplate a holding company reorganization, we have presumed that the merger process used to effect the Merger will not prevent Holdings from being deemed to have made a "direct acquisition" of the businesses of the Company and thus to be a successor to the Company. No-action positions taken by the Staff in the past suggest that the structure of the Reorganization should constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act. *See, e.g. Matria Healthcare, Inc.*, supra, *AOL Time Warner Inc.*, supra, *NSTAR,* supra, *Northwest Airlines Corporation,* supra, *World Access, Inc.*, supra, *Rouge Steel, Inc.*, supra, *Halliburton Company,* supra, *America West Airlines, Inc.*, supra, *Proler International Corp.*, supra, *INDRESCO, Inc.*, supra, and *Toys "R" Us, Inc.*, supra.

Shortly after the effective time of the Reorganization, Holdings will file on a Form 8-K a statement that the Holdings common stock and Series B preferred stock being issued in connection with the Reorganization is registered under Section 12(b) of the Exchange Act.

Accordingly, we respectfully request that you concur in our opinion that, upon issuance of the Holdings common stock and Series B preferred stock in exchange for the Company Common Stock and the Company Preferred B, the Holdings common stock and Series B preferred stock will be deemed to be registered under Section 12(b) of the Exchange Act.

Accelerated Filer

The Company is an accelerated filer as defined by Rule 12b-2 of the Exchange Act. In our opinion, because Holdings will be the successor issuer to the Company, Holdings will be deemed an accelerated filer. We respectfully request that you concur in our opinion that Holdings, as successor to the Company, will be deemed an accelerated filer for purposes of Rule 12b-2 of the Exchange Act. The staff has taken this position on prior occasions. *See, e.g. Matria Healthcare, Inc.* supra, *Aether Systems, Inc.* (available April 26, 2005), and *Johnson Controls, Inc.* (available January 28, 2005).

Schedules 13D and 13G

Section 13(d)(1) of the Exchange Act and Rule 13d-1 thereunder require that a person that acquires more than five percent of an equity security registered pursuant to Section 12 file a statement on Schedule 13D or 13G. Section 13(d)(2) of the Exchange Act and Rule 13d-2 thereunder require the Schedule 13D to be amended when material changes in ownership occur and require the Schedule 13G to be amended within 45 days after the end of each calendar year. Following the Reorganization, Holdings will represent the same company on a consolidated basis as did the Company prior to the Reorganization. Consequently, persons who have filed a Schedule 13D or 13G to report the acquisition of securities of the Company should not be required to file a new or amended Schedule 13D or 13G, provided they state in their next amendment to Schedule 13D or 13G that Holdings is deemed the successor issuer to the Company for purposes of filings under Section 13(d). *See, e.g., Matria Healthcare, Inc.*, supra, *Toys "R" Us, Inc.*, supra.

Accordingly, we respectfully request that you concur in our opinion that persons who have filed a Schedule 13D or 13G in connection with the acquisition of securities of the Company should not be required to file a new or amended Schedule 13D or 13G, provided that they state in their next amendment to their Schedule 13D or 13G that Holdings is deemed the successor issuer to the Company.

We respectfully request your response as soon as possible. If for any reason you do not concur with our opinion, we would appreciate the opportunity to confer with members of the

Staff by telephone prior to any written response to this letter. We have submitted seven copies of this letter in addition to this original in accordance with SEC Release No. 33-6269.

If you have any questions or require any additional information in connection with this request, please contact the undersigned at (312) 807-4382 or Philip C. Wolf at (208) 769-4100.

Very truly yours,

David C. Sienko

cc: Philip C. Wolf (Hecla Mining Company)